October 21, 2009

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crown Castle International Corp.

Form 10-K for Fiscal Year Ended December 31, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2009 and June 30, 2009

File No. 001-16441

Dear Mr. Spirgel:

We are responding to your oral comment on October 15, 2009, in which you provided comment on the Crown Castle International Corp. (“Company”) periodic report on Form 10-K for year ended December 31, 2008 and Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009.

Staff Comment:

1.	Please prospectively refine your accounting policy for evaluating long-lived assets for impairment to further consider significant customer relationships and appropriately expand your disclosure in future filings.

Company Response:

The Company will prospectively refine its policy for evaluating long-lived assets for impairment to further consider significant customer relationships and will appropriately expand its disclosure in future filings. The Company respectfully submits the following proposed disclosures to be included in its periodic filings upon implementing the refined policy in 2009. The Company’s proposed disclosures will be added to (1) the Company’s “Summary of Significant Accounting Policies” in the notes to its consolidated financial statements and (2) the Company’s “Critical Accounting Policies and Estimates” in the Accounting and Reporting Matters section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The proposed revised disclosure to be included in the Company’s “Summary of Significant Accounting Policies” in the notes to its consolidated financial statements is as follows:

Intangible Assets

Intangible assets are included in “other intangible assets, net” on the Company’s consolidated balance sheet and predominately consist of the estimated fair value of the following items recorded in conjunction with acquisitions: (1) site rental customer contracts and customer relationships, (2) below-market leases for land under the acquired towers, (3) term easement rights for land under the acquired towers, and (4) trademarks. The site rental customer contracts and customer relationships intangible assets are comprised of (1) the current term of the in-place contracts, (2) the expected exercise of the renewal provisions contained within the existing current contracts, which automatically occur under contractual provisions, and (3) any associated relationships that are expected to generate value following the expiration of all renewal periods under current contracts. Deferred credits related to above-market leases for land under its towers recorded in conjunction with acquisitions are recorded at the estimated fair value and are included in “other liabilities” on the Company’s consolidated balance sheet.

The useful lives of intangible assets are estimated based on the period for which the intangible assets will benefit the Company and gives consideration to the expected useful life of other assets to which the useful life may relate. Amortization expense for intangible assets is computed using the straight-line method over the estimated useful lives of each of the intangible assets. The useful life of the site rental contracts and customer relationships intangible asset is limited by the maximum depreciable life of the tower (20 years), as a result of the interdependency of the tower and site rental contracts and customer relationships. In contrast, the site rental contracts and customer relationships are estimated to provide economic benefits for several decades because of the low rate of customer cancellations and high rate of renewals experienced to date. Thus, while site rental contracts are valued based upon the fair value of the site rental contracts, which includes assumptions regarding both (1) customers’ exercise of optional renewals contained in the acquired contracts and (2) renewals of the acquired contracts past the contractual term including exercisable options, the site rental contracts are amortized over a period not to exceed 20 years as a result of the useful life being limited by the depreciable life of the tower.

The carrying value of other intangible assets with finite useful lives will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company has a dual grouping policy for purposes of determining the unit of account for testing impairment of the site rental contracts and customer relationships. First, the Company pools the site rental contracts and customer relationships with the related tower assets into portfolio groups for purposes of determining the unit of account for impairment testing. Secondly, and separately, the Company evaluates the site rental contracts and customer relationships by significant customer or by customer grouping for individually insignificant customers, as appropriate. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset.

The proposed revised disclosure to be included in the Company’s “Critical Accounting Policies and Estimates” in the Accounting and Reporting Matters section of Management’s Discussion and Analysis of Financial Condition and Results of Operations is as follows:

Accounting for Long-Lived Assets

As of September 30, 2009, our largest asset is our telecommunications towers, approximately $4.2 billion net book value (roughly 85% of the property and equipment, net caption totaling $4.9 billion net book value), followed by intangible assets and goodwill approximately $2.4 billion and $2.0 billion net book value respectively and predominately result from the acquisition of large tower portfolios (primarily the Global Signal Merger in 2007). The vast majority, approximately $2.3 billion net book value at September 30, 2009, of our identifiable intangibles relate to the site rental contracts and customer relationships intangible asset. See note 1 to our consolidated financial statements for further information regarding the nature and composition of the site rental contracts and customer relationship intangible asset.

Valuation. We allocate the purchase price of acquisitions to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. Any purchase price in excess of the net fair value of the assets acquired and liabilities assumed is allocated to goodwill. The fair value of the vast majority of our assets and liabilities is determined either by using:

(1)	estimates of replacement costs (for tangible fixed assets such as towers) and
(2)	discounted cash flow valuation methods (for estimating identifiable intangibles such as site rental contracts and customer relationships and above-market and below-market leases).

The purchase price allocation requires subjective estimates that, if incorrectly estimated, could be material to our consolidated financial statements including the amount of depreciation, amortization and accretion expense. The most important estimates for measurement of tangible fixed assets are (1) the cost to replace the asset with a new asset and (2) the economic useful life after giving effect to age, quality and condition. The most important estimates for measurement of intangible assets are (1) discount rates and (2) timing and amount of cash flows including estimates regarding customer renewals and cancelations. The determination of the final purchase price allocation could extend over several quarters resulting in the use of preliminary estimates that are subject to adjustment until finalized.

We record the fair value of obligations to perform certain asset retirement activities, including requirements, pursuant to our ground leases, to remove towers or remediate the land upon which our towers reside. In determining the fair value of these asset retirement obligations we must make several subjective and highly judgmental estimates such as those related to: (1) timing of cash flows, (2) future costs, and (3) discount rates.

Useful Lives. We are required to make subjective assessments as to the useful lives of our tangible and intangible assets for purposes of determining depreciation, amortization and accretion expense that, if incorrectly estimated, could be material to our consolidated financial statements. Depreciation expense for our property and equipment is computed using the straight-line method over the estimated useful lives of our various classes of tangible assets. The substantial portion of our property and equipment represents the cost of our towers which is depreciated with an estimated useful life equal to the shorter of (1) 20 years or (2) the term of the lease (including optional renewals) for the land under the tower.

The useful lives of our intangible assets are estimated based on the period for which the intangible assets will benefit us and gives consideration to the expected useful life of other assets to which the useful life may relate. Amortization expense for intangible assets is computed using the straight-line method over the estimated useful lives of each of the intangible assets. The useful life of the site rental contracts and customer relationships intangible asset is limited by the maximum depreciable life of the tower (20 years), as a result of the interdependency of the tower and site rental contracts and customer relationships. In contrast, the site rental contracts and customer relationships are estimated to provide economic benefits for several decades because of the low rate of customer cancellations and high rate of renewals experienced to date. Thus, while site rental contracts and customer relationships are valued based upon the fair value of the site rental contracts and customer relationships which includes assumptions regarding both (1) customers’ exercise of optional renewals contained in the acquired contracts and (2) renewals of the acquired contracts past the contractual term including exercisable options, the site rental contracts are amortized over a period not to exceed 20 years as a result of the useful life being limited by the depreciable life of the tower.

Impairment Evaluation. We review the carrying values of intangible assets, property and equipment and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. We have the following dual grouping policy for purposes of determining the unit of account for testing impairment of the site rental contracts and customer relationships:

(1) we pool site rental contracts and customer relationship intangible assets and property and equipment into portfolio groups; and

(2) we separately pool site rental contracts and customer relationships by significant customer or by customer grouping for individually insignificant customers, as appropriate.

We first pool site rental contracts and customer relationship intangible assets and property and equipment into portfolio groups for purposes of determining the unit of account for impairment testing because we view towers as portfolios and the towers and the related customer contracts are not largely independent of the other towers in the portfolio. We re-evaluate the appropriateness of the pooled groups at least annually. This use of grouping is based in part on (1) our limitations regarding disposal of towers, (2) the interdependencies of tower portfolios and (3) the manner in which towers are traded in the marketplace. The vast majority of our site rental contracts and customer relationship intangible assets and property and equipment are pooled into the U.S. owned tower group. Secondly, and separately, we pool site rental contracts and customer relationships by significant customer or by customer grouping for individually insignificant customers, as appropriate, for purposes of determining the unit of account for impairment testing because we associate the value ascribed to site rental contracts and customer relationship intangible assets to the underlying contracts and related customer relationships acquired.

Our determination that an adverse event or change in circumstance has occurred that indicates that the carrying amounts may not be recoverable will generally involve (1) a deterioration in an asset’s financial performance compared to historical results, (2) a shortfall in an asset’s financial performance compared to forecasted results, or (3) changes affecting the utility of the asset. When considering the utility of our assets, we consider events that would meaningfully impact (1) our towers or (2) our customer relationships. For example, consideration would be given to events that impacts (1) the structural integrity and longevity of our towers or (2) our ability to derive benefit from our existing customer relationships, including events such as bankruptcy or insolvency or loss of a significant customer. During 2008 and 2009, there were no events or circumstances that caused us to review the carrying value of our intangible assets and property and equipment due in part to our assets performing consistently with or better than our expectations.

If the sum of the estimated future cash flows (undiscounted) from an asset, portfolio group, significant customer or customer group for individually insignificant customers, as applicable, is less than its carrying amount, an impairment loss is recognized. If the carrying value did exceed the undiscounted cash flows, measurement of an impairment loss is based on the fair value of the asset which would generally be based on an estimate of discounted future cash flows. The most important estimates for such calculations of undiscounted cash flows are (1) the expected additions of new tenants and equipment on our towers; and (2) estimates regarding customer cancelations and renewals of contracts. We could record impairments in the future if changes in long-term market conditions, expected future operating results or the utility of the assets results in changes for our impairment test calculations which negatively impact the fair value of our property and equipment and intangible assets, or if we changed our unit of account in the future.

When grouping assets into pools for purposes of impairment evaluation, we also consider individual towers within a grouping for which we currently have no tenants. Approximately 2% of our total towers currently have no tenants. We continue to pay operating expenses on these towers in anticipation of obtaining tenants on these towers in the future, primarily because of the individual tower site demographics. In fact, we have current visibility to potential tenants on roughly two-thirds of these towers. To the extent we do not believe there are long-term prospects of obtaining tenants on an individual tower and all other possible avenues for recovering the carrying value of the tower have been exhausted, including sale of the tower, we appropriately reduce the carrying value of such towers.

All of our goodwill is recorded at CCUSA. We test goodwill for impairment on an annual basis, regardless of whether adverse events or changes in circumstances have occurred. The annual test begins with goodwill and all intangible assets being allocated to applicable reporting units. Goodwill is then tested using a two-step process that begins with an estimation of fair value of the reporting unit using an income approach, which looks to the present value of expected future cash flows. The first step commonly referred to as a “step one impairment test” is a screen for potential impairment while the second step measures the amount of impairment if there is an indication from the first step that one exists. Our reporting units are the operating segments since segment management operates their respective tower portfolios as a single network. Our measurement of the fair value for goodwill is based on an estimate of discounted future cash flows of the reporting unit. The most important estimates for such calculations are (1) the expected additions of new tenants and equipment on our towers; (2) estimates regarding customer cancelations and renewals of customer contracts; (3) the terminal multiple for our projected cash flows; (4) our weighted-average cost of capital; and (5) control premium.

On October 1, 2008, we performed our annual goodwill impairment test. The results of this test indicated that goodwill was not impaired at any of our reporting units. Our market capitalization was more than twice the amount of the aggregate carrying amount of the reporting units as of September 30, 2009. Although we currently are not at risk of failing a step one impairment test, a future change in our reporting units (unit of account) or assumptions surrounding the estimates included in our impairment test could result in recognizing an impairment.

* * * *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the comments or if you would like to discuss any other matters, please contact the undersigned at (713) 570-3076. In my absence, please contact Blake Hawk, Executive Vice President and General Counsel at (713) 570-3155.

Sincerely,

/s/ Jay A. Brown
Jay A. Brown Senior Vice President, Chief Financial Officer and Treasurer

Cc:	Robert S. Littlepage